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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 17)

                            MURPHY OIL CORPORATION
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                        (Title of Class of Securities)

                                  626717 10 2
                               ----------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]

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1)   Names of Reporting Persons                    C. H. Murphy, Jr.
     S.S. or I.R.S. Identification
     Nos. of Above Persons                         ###-##-####
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2)   Check the Appropriate Box if                  (a)
     a Member of a Group                           -----------------------------
     (See Instructions)                            (b)  X
                                                   -----------------------------
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3)   SEC Use Only
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4)   Citizenship or Place of
     Organization                                      United States Citizen
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Number of Shares            (5)  Sole Voting Power     1,138,361
Beneficially                ----------------------------------------------------
Owned by Each               (6)  Shared Voting
Reporting Person                 Power                 2,683,212
With                        ----------------------------------------------------
                            (7)  Sole Dispositive
                                 Power                 1,138,361
                            ----------------------------------------------------
                            (8)  Shared Dispositive
                                 Power                 2,683,212
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9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                    1,138,361
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10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares
     (See Instructions)
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11)  Percent of Class Represented by
     Amount in Row (9)                                 2.5%
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12)  Type of Reporting person (See
     Instructions)                                     IN
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     The undersigned hereby amends its Statement on Schedule 13G, originally sent on February 14, 1980, as follows:

Item 4.           Ownership
-------           ---------

                    The number that is stated in 4(c)(ii) and 4(c)(iv) of the original Statement is hereby amended to read 2,683,212.

Item 8.           Identification and Classification of Members of the Group
-------           ---------------------------------------------------------

                    My personal beneficial ownership and my ownership as trustee is reported in Item 4 above. Certain members of my extended family also own shares of Common Stock. Some of these family members have been collectively referred to for many years as the "controlling persons" of Murphy Oil Corporation. The most recent proxy statement for Murphy Oil Corporation states that such controlling persons, including myself, directly or indirectly own in the aggregate approximately 25% of the outstanding Common Stock. I am advised that it is unclear whether we, together with members of our families, constitute a "group" for the purpose of filing this Schedule.


                                   SIGNATURE


      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                             /s/ C.H. Murphy, Jr.
                                     ---------------------------------
                                               C. H. Murphy, Jr.

Dated:   February 14, 1997.
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